FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Management Proposal and Participation Manual for the Extraordinary General Meeting to be held on October 19, 2023.

São Paulo, September 19, 2023.

TABLE OF CONTENTS

1. INTRODUCTION	2
2. Shareholder participation	3
2.1. Participation In The Meeting Via Electronic System	3
2.2. Participation Via Remote Voting Ballot	5
3. MANAGEMENT PROPOSAL	7
I. Adjustment of the Corporate Capital Reduction approved in February 14th, 2023	7
II. Improvement of the Company’s corporate object	8
III. Adjustment of the approval limits of operations by the Board of Directors	9
IV. Consolidation of the Company’s bylaws	9
V. Rerratification of the annual remunaration of the Board of Directors and Board of Officers for the year of 2022	9
4. corporate approvals	10
Schedule I	11
Schedule II	13
Schedule III	19

1.               INTRODUCTION

Dear Shareholders,

The management of Companhia Brasileira de Distribuição (“Company” or “GPA”) hereby presents information about the matters to be resolved by proposal of the Management at the Company’s Extraordinary General Meeting (“Meeting”) to be held exclusively digitally, including for voting purposes, on October 19, 2023, at 3.00 p.m., pursuant to the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), as well as the explanations required for the participation of Shareholders.

The Company has prepared this Management Proposal and Participation Manual to the Meeting (“Proposal”) in compliance with good corporate governance and transparency practices, aiming to guide and clarify all its Shareholders about the matters that will be resolved, being its Investor Relations Department at disposal to clarify any additional questions.

At the Meeting, the following matters on the agenda will be resolved:

I.	Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60);

II.Amendment	of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it;

III.	Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors;

IV.	Consolidation of the Company's Bylaws to reflect the amendments proposed above; and

V.	Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

The Management’s proposals on the items for the Meeting, as well as information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo, September 19, 2023.

The Management

Companhia Brasileira de Distribuição

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2.	SHAREHOLDERS’ PARTICIPATION

As per the guidelines below, the Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a Remote Voting Ballot, which is available on the Company’s Investor Relations website (www. gpari.com.br) and on the websites of the CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), and may be sent through their respective custodian agents (if they provide this type of service), of Itaú Corretora de Valores S.A., which is the Company’s bookkeeping agent (“Bookkeeping Agent”) or directly to the Company by email, as indicated below (“Remote Voting Ballot”).

The Shareholder who participates in the Meeting through the digital platform will be deemed present and signing of the minutes and the Shareholders’ attendance book.

2.1.	Participation in the Meeting via electronic system

The Meeting will be held exclusively digitally. Shareholders or proxies/representatives who wish to participate in the Meeting through the digital platform must access the website https://www.tenmeetings.com.br/assembleia/portal/?id=3006C9FF0791, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated below, at least two (2) days prior to the date designated for the holding of the Meeting, that is, until October 17, 2023. Once the registration of the Shareholder is duly approved by the Company, the Shareholder will receive an individual login and password to access the platform using its e-mails.

The Proxy/representative must register with its data in the electronic address indicated above. After its registration is duly approved by the Company, he/she must, through the same link, indicate each Shareholder he/she will represent and attach all the documents indicated below. The proxy will receive an individual email regarding the qualification status of each registered Shareholder and will provide, if necessary, the complementation of the documents. The proxy that may represent more than one Shareholder will only be able to vote at the Meeting for the Shareholders whose qualification has been confirmed by the Company.

The following documents must be submitted by the Shareholders and/or their proxies/representatives, as the case may be, through the digital platform at the electronic address indicated above:

(a)	updated statement containing the respective shareholding, issued by the custodian agency;

(b)	For individuals: identity document with a photo of the Shareholder;

(c)	For legal entities: (i) Consolidated by-laws or articles of association of the Company, as the case may be, and the corporate documents that prove the legal representation of the Shareholder; and (ii) identity document with a photo of the proxy/legal representative;
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(d)	For investment funds: (i) consolidated by-laws of the fund; (ii) by-laws or articles of association of its administrator or manager, as the case may be, with due regard for the fund’s voting policy and corporate documents that evidence the powers of representation; and (iii) identity document with a photo of the attorney/legal representative; and

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by proxy, in addition to the respective documents indicated above, the Shareholder must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the attorney-in-fact present, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who signed the power of attorney that prove the powers of representation. For this Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, signed preferably with ICP-Brazil certification.

In order to ensure the participation of Shareholders, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostille and registration at the Office of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have been originally drawn up in Portuguese, French, English or Spanish languages, or that are accompanied by the respective translation into these languages, and it will be required in any other cases.

The following identity documents will be accepted, provided they have a valid photo RG, RNE, CNH, passport or officially recognized professional class cards.

Once the regularity of the proxy documents submitted under the terms above has been verified, after the qualification has been confirmed by the Company, the information and instructions for accessing the digital platform will be sent by email to each Shareholder (or their respective proxy/representative, as the case may be) who has duly registered, including, but not limited to, the login and individual access password, which will authorize only a single access to the Meeting.

Such information and guidance will be sent exclusively to the email address informed in the registration.

If the Shareholder (or the respective proxy/representative, as the case may be) has not received the aforementioned instructions, he/she must contact the Company via email at societario@multivarejogpa.com.br, with a copy to gpa.ri@gpabr.com, and no later than two (2) hours before the Meeting's starting time, so that the instructions may be forwarded to him/her.

If it is necessary to complement the documents and/or provide additional clarifications in relation to the documents sent for registration purposes, the Company will contact the Shareholder (or his/her respective proxy/representative, as the case may be) to request such document complementation and/or additional clarifications in sufficient time to enable the information and guidelines for accessing the digital platform to be sent within the period referred to above.

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Accredited Shareholders or proxies/representatives, as the case may be, undertake: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, Shareholder or not, and the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

Access to the electronic system of the Meeting will be restricted to Shareholders (or its respective proxy/representative, as the case may be) who register by October 17, 2023 and log on to the digital platform until the opening of the works. On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the time of the beginning of the Meeting, and the registration of the presence of the Shareholder via the electronic system will only occur by accessing the link, in accordance with the instructions indicated herein.

The access to the platform must be exclusively by computer and the Company recommends that Shareholders test and familiarize themselves with the digital platform beforehand, and access it at least thirty (30) minutes before the beginning of the Meeting in order to avoid possible operational problems with its use on the day of the Meeting.

The Company will not be responsible for connection problems of Shareholders or their proxies/representatives, as the case may be, or any other situation that is not under its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at gpa.ri@gpabr.com and societario@multivarejogpa.com.

2.2.	Participation via Remote Voting Ballot

The Shareholders interested in exercising their voting rights by means of the Remote Voting Ballot, pursuant to CVM Resolution 81, should (a) fill out the Remote Voting Ballot, according to the filling out guidelines contained therein; and (b) send it (i) directly to the Company by email; or (ii) to the Bookkeeping Agent; or (iii) to their respective custodian agents (if they provide this type of service), according to the following instructions:

I.       Sending the Remote Voting Ballot directly to the Company: The Shareholder shall send by email, with acknowledgment of receipt to the Corporate Legal Department (societario@multivarejogpa.com), the Remote Voting Ballot (completed, initialed and signed, without the need for notarization, according to the filling guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this Meeting, the Company will accept the Remote Voting Ballot signed electronically, preferably with ICP-Brazil certification; or

II.       Sending the Remote Voting Ballot to the Company’s Custodian Agent or Bookkeeping Agent: The Shareholders holding stocks issued by the Company deposited in a central depository may transmit the voting instructions for completing the Remote Voting Ballot by means of their respective custodian agents, if they provide this type of service. The Shareholders whose stocks are not deposited with a central depository may transmit their voting instructions to the Company’s Bookkeeping Agent, through the channels provided by it. The delivery of the Remote Voting Ballot will be subject to the rules, guidelines and deadlines set by each Custodian Agent or the Bookkeeping Agent, as the case may be. To this end, the Shareholder should contact them and check the procedures, documents and information they establish for issuing voting instructions through the Remote Voting Ballot.

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The Remote Voting Ballot is available on the websites of the Company (www.gpari.com.br), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In all cases, for the Remote Voting Ballot to be effective, October 12, 2023 (i.e., seven (7) days before the date of the Meeting) shall be the last day for its receipt by one of the above means, and not the last day for its mailing. If the Remote Voting Ballot is received after October 12, 2023, the votes will not be counted.

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3.	MANAGEMENT PROPOSAL

The Company’s Management submits to the Meeting the proposals described below.

I.	Adjustment of the value of the capital reduction approved on February 14th, 2023

At the Extraordinary General Meeting of the Company held on February 14th, 2023 (“EGM 02.14.2023”), it was approved the Company’s capital decrease, pursuant to article 173 of the Brazilian Law No. 6,404, of December 15th, 1976 (“Brazilian Corporate Law”), by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), by the distribution to the Company’s shareholders, in proportion of its respective share ratio in the Company’s corporate capital, of One Billion, Eighty Million, Five Hundred and Fifty-Six Thousand, Two Hundred and Seventy-Six (1,080,556,276) common stocks issued by Almacenes Éxito S.A. (“Éxito”) owned by the Company, corresponding to approximately Eighty-three percent (83%) of Éxito’s capital stock, which book value on September 30, 2022, base date used for the definition of the value of the capital reduction, corresponded to the capital reduction approved at the EGM 02.14.2023.

The minutes of the EGM 02.14.2023 were duly published in the newspaper “Folha de São Paulo” in the edition of February 15th, 2023, when it began the sixty (60) days period for the opposition of creditors set forth in article 174 of the Brazilian Corporate Law. The deadline for the creditor to oppose ended on April 16th, 2023, and as published by GPA in the notice to the market disclosed on April 17, 2023, there was no opposition.

In order to permit the delivery of Éxito’s shares to the shareholders of GPA, in the form of Brazilian Depositary Receipts Level II (“Éxito’s BDRs”) and American Depositary Receipts Level II (“Éxito’s ADRs”), all necessary authorizations of the regulatory entities in Brasil, United States of America and Colombia were obtained, being the last one obtained on August 8th, 2023.

The credit of the BDRs was made on August 25th, 2023 and the distribution of ADRs, on August 31st, 2023.

According to the Material Fact disclosed by the Company on August 8th, 2023, in order to reflect the evolution of Éxito’s results in the period between the EGM 02.14.23 and the date of conclusion of the capital reduction and implement what was approved at the EGM 02.14.23, the Company informed that would call an extraordinary general meeting to level, after the delivery of Éxito’s BDRs and Éxito’s ADRs to its shareholders, the amount of the reduction in share capital approved at the EGM 02.14.23 to the book value of the participation distributed based on the Company’s balance sheet of July 31, 2023.

Therefore, the Management proposes the approval on the EGM of the adjustment of the capital reduction approved on the EGM 02.14.2023 to a lower value, in order to reflect the accounting value of Éxito distributed to the shareholders of the Company according to the financial statements of the Company of July 31st, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60), with the subsequent modification of the wording or article 4th of the Company’s bylaws.

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Therefore, once approved the new value of the capital reduction of the Company, it shall be modified from eight billion, four hundred and sixty six million, four hundred and sixty nine thousand two hundred and sixty two reais and forty three centavos (R$ 8,466,469,262.43) to one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83).

It is important to note that this adjustment reflects only a reduction of four hundred and seventy four million, one hundred and two thousand, five hundred and sixty six reais and eleven centavos (R$ 474,102,566.11) on the value of the capital reduction approved in the EGM 02.14.2023, but does not impact the number of Éxito shares to be delivered to the Company’s shareholders or any other terms and conditions of the capital reduction or of the authorizations obtained from the Company’s creditors to such operation, which provided from its beginning for the distribution of approximately 83% of the shares issued by Éxito currently held by GPA to its shareholders, with maintenance of GPA's minority stake in Éxito of approximately 13%, with potential for future monetization.

It is informed in the Schedule I of the present Proposal, in attendance to article 17 of CVM Resolution 81, the information regarding the capital reduction with the modification proposed herein.

II.	Improvement of the Company’s corporate object

The Management proposes an improvement to the wording of its corporate purpose and some activities, with the following changes to article 2 and paragraph 1 of the same article of its Bylaws.

In article 2, the Management proposes that are comprised in the general concept of trading of products all activities pertaining to the supermarket sector including, but not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

In the 1st paragraph of the same article, the following modifications are proposed:

•	improvement of the wording of item “t”, in order to clarify that the Company does not provide card management services, but only services related to them, as well as to exclude pharmacy cards, as the Company no longer provides services related to such cards after the transaction involving the conversion of “Extra Hiper” stores, carried out in 2022;

•	to combine all banking correspondent activities into a single paragraph, with the reallocation of item (k) to item (y), as well as the improvement of this item to provide more detail on the activities that can be carried out by the Company within this context.

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Under the terms of CVM Resolution 81, the reason and justification to the modifications to the Company’s bylaws as proposed above, as well as the analysis of its legal and economic effects are detailed in Schedule II of this Proposal and the consolidated bylaws with the proposed modifications are detailed in Schedule III of this Proposal.

Considering moreover that the modifications proposed above do not imply in any modification of the Company’s corporate object, but only in the improvement and/or detail of some of the already existing activities of Company, the withdrawal right set forth in article 137 of the Brazilian Corporate Law shall not be applicable.

III.           Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors

The Company's Bylaws currently provide that operations related to acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company must be approved by the Board of Directors when its individual or aggregate amount over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to one percent (1%) of the Company’s net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater.

Management proposes changing the limit for approval of the matters described above, in order to adapt it to the Company's equity scenario after the segregation of its businesses with those of Éxito. Therefore, it is proposed that the amount for approval of such operations, by the Board of Directors, be calculated on a quarterly basis and considering a higher value, individual or aggregate, in reais equivalent to twenty million U.S. dollars (US$ 20,000,000.00) or greater than the value corresponding to five percent (5%) of the Company’s net equity, as determined in the last consolidated financial statement released by the Company, whichever value is greater.

Under the terms of CVM Resolution 81, the reason and justification to the modifications to the Company’s bylaws as proposed above, as well as the analysis of its legal and economic effects are detailed in Schedule II of this Proposal and the consolidated bylaws with the proposed modifications are detailed in Schedule III of this Proposal.

IV.            Consolidation of the By-laws

The Management proposes the approval of the consolidation of the Company’s By-laws, so as to reflect the amendments proposed in items I, II and III above, as per Schedule III of this Proposal.

V.	Re-ratification of the Global Compensation Of the Board of Directors and the Board of Officers of the Company for the year 2022

Even though the total annual global value of the management remuneration for the fiscal year ended on December 31, 2022 was lower than the value approved at the Company's Annual General Meeting held on April 27, 2022 (“AGM 2022” ), representing a reduction of two million, eight hundred and seventy two thousand, seven hundred and twenty three reais and ninety-nine centavos (R$ 2,872,723.99) in relation to the amount approved by the Company's shareholders at the AGM 2022, there was an increase in the overall remuneration of the Board of Directors and a reduction in the global remuneration of the Board of Officers, due to the termination of contracts and non-payment of variable remuneration resulting from the Company's profit sharing program (PPR).

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As the global remuneration approved at the AGM 2022 was divided by each Management body, the Management proposes the re-ratification of the total annual remuneration of the Company's Executive Board and Board of Directors for the fiscal year ending on December 31, 2022, as follows:

•	Board of Officers: from fifty million, one hundred and forty-nine thousand, five hundred and ninety-two reais and forty-five cents (R$50,149,592.45) to thirty-one million, seven hundred and fifty thousand, nine hundred and eighty-eight reais and fifty-nine centavos (R$31,750,988.59);
•	Board of Directors: from forty-six million, four hundred and forty-three thousand, four hundred and ninety reais and sixty-seven centavos (R$46,443,490.67) to (sixty-one million, nine hundred and sixty-nine thousand, three hundred and seventy reais and fifty R$61,969,370.54.

4.               Corporate Approvals

This proposal was approved by the Company's Board of Directors at meeting held on September September 19, 2023, according to the minutes that are available at the Company's head office and on the Company's website (www.gpari.com.br), Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

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Schedule I

Information about the Capital Decrease

(according to Exhibit E to CVM Resolution 81)

1.	Inform the amount of the decrease and new capital stock:

The capital stock shall be reduced in six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60), maintaining the same number of shares, being the new capital stock of one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83).

2.	Explain, in detail, the reasons, the form and the consequences of the decrease:

As disclosed in the Management Proposal dated as of January 9th, 2023, the Company’s Management conducted studies on the feasibility of segregating the businesses of the Company and Éxito, with the purpose of increasing the market value of the stocks issued by the Company and Éxito separately, in view of the potential value unlock to be captured in an isonomic manner by all the Company’s stockholders.

Thus, the Company’s Management understands that the capital decrease, by means of delivery to the stockholders of common stocks issued by Éxito, is beneficial to its stockholders and to the companies individually.

Since these are shares issued by a foreign issuer, such shares will be distributed (i) to the holders of shares issued by the Company, except as provided below, in the form of Level II sponsored Brazilian Depositary Receipts backed by common shares issued by Éxito ("BDR"), admitted to trading on the B3, and (ii) to shareholders of American Depositary Receipts issued by the Company, in the form of American Depositary Receipts Level II backed by common shares issued by Éxito ("ADR"), admitted to trading on the New York Stock Exchange.

Since it is not legally and operationally possible to deliver BDRs to shareholders who have their investment registered in the Company as direct investment under the terms of Law 4131, dated September 3, 1962, as amended, such shareholders had the possibility to choose between receiving ADRs or directly common shares issued by Éxito, in the same proportion as the other shareholders, that is, 4 shares issued by Éxito for each Company share.

Thus, holders of common shares issued by the Company received one (1) Éxito BDR for each GPA share, with the credit occurring on August 25, 2023. Holders of GPA ADRs, by its turn, received one (1) Éxito ADR for every 2 GPA ADRs, and the ADRs were distributed on August 31st, 2023.

Exclusively until October 2nd, 2023, BDR holders who wish to convert their BDRs into ADRs or shares issued by Éxito, and ADR holders who wish to convert their ADRs into BDRs or shares issued by Éxito, may do so without being charged the cancellation fee or the issuance fee of the BDRs and ADRs, as the case may be, by the respective depositaries.

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3.	Provide a copy of the opinion of the supervisory board, if it is in operation, when the proposal to capital decrease is the initiative of the directors:

Not applicable to the present proposal to rectify the value of the share capital reduction, since the Company does not currently have a Fiscal Council in place. The opinion of the Fiscal Council in relation to the capital reduction approved at the EGM 02.14.23 is attached to the management's proposal for such meeting.

4.               Inform, as the case may be:

(a)	the refund amount per stock

The Company distributed to is stockholders One Billion, Eighty Million, Five Hundred and Fifty-Six Thousand, Two Hundred and Seventy-Six (1,080,556,276) common stocks issued by Éxito owned by the Company, corresponding to approximately eighty-three percent (83%) of the Company’s interest in the capital stock of Éxito, whose book value corresponds to the value of the capital decrease proposed herein, as of July 31st, 2023, of six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60). Such stocks make up the ratio of 4 (four) stocks issued by Éxito for each Company share, resulting in a value per Company stock of (twenty four reais and sixty five centavos) R$ 24.65.

(b)	the amount of the decrease in the value of the stocks to the amount of the contributions, in the case of unpaid capital

Not applicable, since the Company’s capital stock is fully paid up.

(c)	the number of stocks subject to the decrease

Not applicable, since the number of stocks issued by the Company will be the same.

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Schedule II

Origin Report and Justification of Proposed Amendments

(According to article 12, II, of CVM Resolution 81)

Below is a chart comparing the version currently in effect and the proposed amendments in the Company’s By-laws.

In relation to the economic and/or legal effects of the changes proposed below, the Company does not foresee relevant impacts as a result of the proposed changes, being important to emphasize that (i) as regards the modification suggested in item II of this Proposal, this is not a change in the Company's corporate purpose and, therefore, the withdrawal right provided for in article 137 of the Brazilian Corporation Law shall not be applicable; and (ii) in relation to the modification suggested in item III of this Proposal, such modification aims solely to adequate the Company’s Bylaws to the current equity situation of the Company, due to the segregation of its businesses from those of Éxito.

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Current wording	Proposed wording	Compared wording	Economic or Legal Effects

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(…)

(k) the provision of data processing services;

(l) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m) the application of household sanitizing products;

(n) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q) the performance of studies, analysis, planning and market research;

(r) to carry out tests for launching new products, packages and brands;

(s) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t) the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(u) the leasing and sub-leasing of own or third-party movable property;

(v) the rendering of services in the management area;

(w) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(x) agency, brokerage or intermediation of securities and tickets;

(y) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines; supply of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z) rendering services of parking, lodging and guarding vehicles;

(aa) import of beverages, wines and vinegars;

(bb) trade in seeds and seedlings;

(cc) trade in telecommunications products; and

(dd) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(…)

(excluded)

(k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(l) the application of household sanitizing products;

(m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(p) the performance of studies, analysis, planning and market research;

(q) to carry out tests for launching new products, packages and brands;

(r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(s) the rendering of services related to food, meal, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(t) the leasing and sub-leasing of own or third-party movable property;

(u) the rendering of services in the management area;

(v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(w) agency, brokerage or intermediation of securities and tickets;

(x) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines; supply of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(y) rendering services of parking, lodging and guarding vehicles;

(z) import of beverages, wines and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products; and

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(…)

~~(k) the provision of data processing services;~~

~~(l)~~ (k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

~~(m)~~ (l) the application of household sanitizing products;

~~(n)~~ (m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

~~(o)~~ (n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

~~(p)~~ (o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

~~(q)~~ (p) the performance of studies, analysis, planning and market research;

~~(r)~~ (q) to carry out tests for launching new products, packages and brands;

~~(s)~~ (r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

~~(t)~~ (s) the rendering of services ~~of administration of~~ related to food, meal, ~~pharmacy~~, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

~~(u)~~ (t) the leasing and sub-leasing of own or third-party movable property;

~~(v)~~ (u) the rendering of services in the management area;

~~(w)~~ (v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

~~(x)~~ (w) agency, brokerage or intermediation of securities and tickets;

~~(y)~~ (x) exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services.

~~(z)~~ (y) rendering services of parking, lodging and guarding vehicles;

~~(aa)~~ (z) import of beverages, wines and vinegars;

~~(bb)~~ (aa) trade in seeds and seedlings;

~~(cc)~~ (bb) trade in telecommunications products; and

~~(dd~~) (cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Detail of the overall concept of trading of products.

Re-allocation to the new item (x).

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Improvement of the wording of the article, considering that the Company does not carry out card administration activities and no longer provides services related to pharmacy cards.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Improvement and detailing of banking correspondent activities, with item (v) improving the wording that existed in the old item (k).

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

ARTICLE 4 – The Company’s capital stock is One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	ARTICLE 4 – The Company’s capital stock is one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	ARTICLE 4 – The Company’s capital stock is ~~One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72)~~ one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	Reflect the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14, 2023, with the updated value proposed herein, in order to level the value of the capital reduction to the book value of Éxito's participation distributed to shareholders of the Company based on its balance sheet as of July 31, 2023, reflecting the evolution of Éxito's results in the period between the general meeting and the conclusion of the capital reduction.
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ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to one percent (1%) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to five percent (5%) of the Company’s stockholders’ equity, as determined in the most recent quarterly financial statement disclosed by the Company, whichever amount is greater;

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a ~~fiscal year~~ trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to ~~one percent (1%)~~ five percent (5%) of the Company’s stockholders’ equity ~~at the time~~, as determined in its most recent ~~balance sheet or~~ quarterly financial statement disclosed by the Company, whichever amount is greater;

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Schedule III

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company with Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a stock Company, with its principal place of business and venue located at Brigadeiro Luis Antônio n. 3142, in the City of São Paulo, Federative Republic of Brazil, which hereinafter shall be governed by these By-laws, by Law No. 6,404 of December 15, 1976 (“Law No. 6,404/76”), as amended, and other legal provisions in effect.

Sole Paragraph – Upon the Company’s admission to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the supervisory board, when convened, are subject to the provisions of the Novo Mercado Listing Rules.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(a)	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

(d)	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

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(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	the provision of services of photographic, cinematographic and similar studios;

(i)	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

~~(k) the provision of data processing services;~~

~~(l)~~ (k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

~~(m)~~ (l) the application of household sanitizing products;

~~(n)~~ (m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

~~(o)~~ (n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

~~(p)~~ (o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

~~(q)~~ (p) the performance of studies, analysis, planning and market research;

~~(r)~~ (q) to carry out tests for launching new products, packages and brands;

~~(s)~~ (r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

~~(t)~~ (s) the rendering of services ~~of administration of~~ related to food, meal, ~~pharmacy~~, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

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~~(u)~~ (t) the leasing and sub-leasing of own or third-party movable property;

~~(v)~~ (u) the rendering of services in the management area;

~~(w)~~ (v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

~~(x)~~ (w) agency, brokerage or intermediation of securities and tickets;

~~(y)~~ (x) exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services.

~~(z)~~ (y) rendering services of parking, lodging and guarding vehicles;

~~(aa)~~ (z) import of beverages, wines and vinegars;

~~(bb)~~ (aa) trade in seeds and seedlings;

~~(cc)~~ (bb) trade in telecommunications products; and

~~(dd~~) (cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Second Paragraph – The Company may provide surety or collateral in businesses of its interest, not those of mere favor.

ARTICLE 3 – The Company’s duration is indefinite.

CHAPTER II

CAPITAL AND STOCKS

ARTICLE 4 – The Company’s capital stock is ~~One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72)~~ one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.

First Paragraph - The stocks representing the capital stock are indivisible in relation to the Company and each common share grants its holder the right to one vote at the General Meetings.

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Second Paragraph - The stocks will be in book-entry form and will be held in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Third Paragraph - The cost of the services to transfer ownership of the book-entry stocks charged by the depositary financial institution may be passed on to the stockholder, as authorized by Article 35, Third Paragraph of Law 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission.

Fourth Paragraph - The Company may not issue preferred stocks and founder's stocks.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Four Hundred Million (400,000,000) common stocks.

First Paragraph - The limit of the Company’s authorized capital can only be modified by resolution of the General Meeting.

Second Paragraph - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons who provide services to it.

ARTICLE 6 - Issues of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of preemptive rights, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - Except as provided in the “caption” of this Article, the stockholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company’s capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of stockholders, who may attend it by themselves or by representatives appointed according to law, in order to resolve on matters of interest to the Company.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors and shall have the following duties:

i.	to amend the By-laws;

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ii.	to elect or remove, at any time, members of the Company’s Board of Directors;

iii.	to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;

iv.	to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

v.	to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

vi.	to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

vii.	to resolve on transformation, merger, inCompany (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

ix.	to examine and approve the liquidator(s) accounts; and

x.	to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.

ARTICLE 9 - For any resolution of the General Meeting will require the approval of stockholders representing at least a majority of votes of those present, not counting blank votes, subject to the exceptions provided by law and applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the powers provided by law and will be held within the first four months following the end of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be convened on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

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CHAPTER IV

MANAGEMENT

ARTICLE 11 - The Board of Directors and the Management Board will be in charge of managing the Company.

First Paragraph - The investiture of the administrators is conditioned to the signature of an instrument of investiture, which must contemplate its subjection to the arbitration clause under Article 38.

Second Paragraph - The term of office of the Directors and Officers will extend until the investiture of their respective successors.

Third Paragraph - Minutes of the meetings of the Board of Directors and the Management Board will be kept in a specific book, which will be signed by the Directors and the Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and removable by the General Meeting, with a unified term of two (2) years, and reelection is allowed.

First Paragraph - In the event of a vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill the position on a definitive basis until the end of the respective mandate. In case of simultaneous vacancy of most of the positions, the General Meeting will be called to proceed with a new election.

Second Paragraph - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors shall be resolved at the General Meeting that elects them, and the member(s) of the Board of Directors elected by means of the power set out in Article 141, §§ 4 and 5 of Law no. 6,404/76, in the case of a vacancy in the Board of Directors, shall also be considered independent. 6.404/76, in the event of a controlling stockholder.

Third Paragraph - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall round it up to the next whole number.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to two (2) Co-Vice-Chairmen, elected by the General Meeting.

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First Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Co-Vice-Chairman with the longest consecutive terms in the Company will automatically take over such position, remaining there until the end of the respective term or, in case a General Meeting is called for the election of a new Chairman, until his respective investiture.

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided over alternately and successively by the Co-Vice-Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company.

ARTICLE 14 - The Board of Directors will meet, ordinarily, at least six times a year, to review the financial results and other results of the Company and to review and monitor the annual investment plan, and, extraordinarily, at any time, whenever necessary.

First Paragraph - The President or, in the President’s absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance of the date of each meeting, specifying time and place for the meeting on first and, if applicable, on second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the Directors in office are present at the meeting, or by prior written agreement of the absent Directors.

Third Paragraph - The minimum “quorum” required for the convening of the meetings of the Board of Directors is the presence of at least half of its acting members, on first call, and of any number of directors, on second call, considering present, including those represented as authorized by these By-laws.

ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by any of its Co-Vice-Chairmen of the Board of Directors, considering the alternation rule provided in fourth paragraph of Article 13.

First Paragraph - The resolutions of the Board of Directors will be made by the favorable vote of the majority of its members. The directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, the directors will be considered present at the meeting and must subsequently sign the corresponding minutes.

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Second Paragraph - In the event of absence or temporary prevention of any director, the absent director may indicate, in writing, from among the other members of the Board of Directors, the one who will replace him/her. In this case, the director who is replacing the temporarily absent or prevented director, in addition to his own vote, will express the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the By-laws and shall elect an Executive Secretary, who shall be responsible for performing the duties defined in the By-laws, as well as issuing certificates and attesting, before third parties, the authenticity of the resolutions of the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(a)	setting the general direction of the Company’s business;

(b)	approving or changing the Company’s investment plan;

(c)	electing and removing the Company’s Executive Officers, establishing their duties and appointments;

(d)	inspecting the management of the Officers, examining, at any time, the Company’s books and papers, requesting information about contracts signed or about to be signed and any other acts;

(e)	calling a General Meeting;

(f)	expressing an opinion on the Management report, the Management Board accounts and the Company’s financial statements;

(g)	deciding on the issue of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital, fixing the respective price and conditions of payment;

(h)	choosing and removing the independent auditors, subject to the recommendation of the Audit Committee;

(i)	issuing an opinion on any proposal from the Management Board to the General Meeting;

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(j)	authorizing the acquisition of stocks of the Company, for the purpose of cancellation or holding in treasury, subject to applicable regulations;

(k)	developing, jointly with the Management Board, and approving a plan for the participation of employees and managers in the Company’s results and for granting additional benefits to employees and managers linked to the Company’s results (“Profit Sharing Plan”)

(l)	setting the amount of the employees’ and managers’ participation in the Company’s results, subject to the relevant legal provisions, the By-laws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results and also in relation to the granting of stock options of the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law 6,404/76;

(m)	establishing the limit of stocks to be issued within the Company’s Stock Option Plan previously approved by the General Meeting, subject to the limit provided for in item “l” above;

(n)	establishing Committees, which shall be responsible for elaborating proposals or making recommendations to the Board of Directors and defining their respective attributions in accordance with the provisions of these By-laws;

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a ~~fiscal year~~ trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to ~~one percent (1%)~~ five percent (5%) of the Company’s stockholders’ equity ~~at the time~~, as determined in its most recent ~~balance sheet or~~ quarterly financial statement disclosed by the Company, whichever amount is greater;

(p)	deciding on any financial operation involving the Company, including the granting or taking of loans and the issue of non-convertible debentures in an amount exceeding per transaction ½ (half) of the EBITDA (Earnings before Interest, Income Tax, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation;

(q)	deciding on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to 1% (one percent) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever is greater; and

(r)	preparing and disclosing a grounded opinion, favorable or contrary to the acceptance of any public offering for the acquisition of stocks that have as their purpose the stocks issued by the Company, under the terms of the Novo Mercado Regulations; and
24

(s)	resolving on any alteration in the Company’s dividend distribution policy.

First Paragraph - In the case of resolutions to be taken by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or Management Board, the Board of Directors will be in charge of guiding the vote of the Company’s managers, in the case of decisions taken at a General Meeting, stockholders’ meeting or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution is classified into items (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the controlled or invested companies.

Second Paragraph - The Board of Directors will approve a policy for transactions with related parties, and may establish specific jurisdictions, duties and procedures for the approval of those transactions.

Section II

Audit Committee and other Auxiliary Management Bodies

ARTICLE 18 - The audit committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

First Paragraph - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Second Paragraph - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these By-laws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Third Paragraph - The activities of the Audit Committee Coordinator are defined in its internal regulations approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with re-election for successive terms, in accordance with the Audit Committee’s internal regulations.

First Paragraph - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

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(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Second Paragraph - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Third Paragraph - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Supervisory Board is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Supervisory Board.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the managers.

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Section III

Management Board

ARTICLE 22 - The Management Board will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Presidents and Officers.

Sole Paragraph - The term of management of the members of the Management Board is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these By-Laws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

First Paragraph - The duties and specific designations of each one of the Officers will be defined by the Board of Directors.

Second Paragraph - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Management Board shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Management Board is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Management Board, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Management Board is responsible, without prejudice to other legal duties:

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(i)	directing the corporate business and to enforce these By-laws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Supervisory Board, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Management Board;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

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(e)	suggesting nominations and respective candidates for positions on the Company’s Management Board and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

First Paragraph - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Third Paragraph - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Directors;

(b)	jointly by one Director and one attorney-in-fact, appointed pursuant to these By-laws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these By-laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

SUPERVISORY BOARD

ARTICLE 29 - The Company will have a non-permanent Supervisory Board, composed of three (3) effective members and an equal number of alternates.

First Paragraph - The Supervisory Board will only be convened upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

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Second Paragraph - The Supervisory Board, if convened, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Third Paragraph - The investiture of the Supervisory Board members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Management Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these By-laws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with first paragraph below of these By-laws.

(d)	the profit not used to constitute the reserve under the second paragraph of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.
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First Paragraph - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Second Paragraph - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Third Paragraph - The Company may distribute, authorized by the Board of Directors, interim dividends, approved by the General Meeting.

Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Supervisory Board that will operate during the liquidation, determining their remuneration.

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CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A RELEVANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, stockholder or Group of Stockholders, who acquires or becomes the holder, by means of a single operation or by successive operations (“Acquiring Stockholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks; or (b) any other stockholders’ rights, including usufruct or trust, over stocks issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks (“Relevant Holding”), shall conduct a public offering for the acquisition of all stocks issued by the Company or request registration with the CVM and B3, as applicable, within no later than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, observing the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“Public Offering of Stocks”):

I. be directed indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

First Paragraph - The execution of the Public Offering of Stocks mentioned in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent Public Offering of Stocks, under the applicable regulation.

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Second Paragraph - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these By-laws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Third Paragraph - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the Public Offering of Stocks, within the maximum terms prescribed in the applicable regulation.

Fourth Paragraph - The obligation to carry out a Public Offering of Stocks under this Article 36 does not apply in the event of a person, stockholder or Group of Stockholders becoming the holder of stocks issued by the Company if the attainment of the Relevant Holding results from: (a) of corporate operations of merger, amalgamation or inCompany of stocks involving the Company, (b) in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering by those with preemptive rights, or also, in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering, due to the amount not having been fully subscribed by those with preemptive rights or that did not have a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings for distribution of stocks (including public offerings of restricted efforts).

Fifth Paragraph - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Sixth Paragraph - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, joint-ownership, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controlling companies or companies under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Stockholders Group.

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“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The Public Offering of Stocks under Article 36 above may be waived with by the General Meeting subject to the terms below.

First Paragraph - The General Meeting must be convened on first call with the presence of stockholders representing at least two-thirds (2/3) of the total outstanding stocks.

Second Paragraph - If the quorum of First Paragraph is not reached, the General Meeting may be convened on second call, with the presence of any number of stockholders holding outstanding stocks.

Third Paragraph - The resolution on the waiver of the public offering of stocks must occur by the majority of votes of the holders of outstanding stocks present at the General Meeting, excluding the votes of the Acquiring Stockholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its stockholders, managers, members of the Supervisory Board, effective and substitute, if any, are obliged to resolve through arbitration, before the Market Arbitration Chamber, under its regulation, any controversy that may arise between them, related to or arising from its condition as issuer, stockholders, managers, and members of the Supervisory Board, in particular arising from the provisions contained in Law No. 6,385, of December 7, 1976, in Law 6,404/76, in the Company’s By-laws, in the rules edited by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, tax advisors and other employees who exercise the management position or function in the Company, in the event of any damage or loss effectively suffered by such persons due to the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

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First Paragraph - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in fourth paragraph below (“Indemnity Agreement”).

Second Paragraph - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Third Paragraph - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties, in disagreement with the applicable legislation, regulations or administrative decisions, the By-laws and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the Indemnity Agreement.

Fourth Paragraph - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The values in U.S. dollars mentioned in these By-Laws shall be used exclusively as a reference base for inflation adjustment and shall be converted into Brazilian Reais at the closing sales rate of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 41 - The matters not expressly covered herein shall be resolved in accordance with the laws and regulations in force, including the New Market Regulation.

***

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Schedule IV

Section 8 of the Company’s Reference Form

8. MANAGEMENT’S COMPENSATION

8.1. Describe the compensation policy or practice of the board of directors; statutory and non-statutory board of executive officers; fiscal council; statutory committees and audit, risk, finance and compensation committees; addressing the following aspects:

a. objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, the places on the world wide web where the document may be found

The Company has a Policy on the Appointment and Compensation of the Members of the Board of Directors, Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, formally approved in the meeting of the Board of Directors held on November 28, 2019, as amended on May 31, 2022 (“Compensation Policy”), that establishes the guidelines concerning the compensation of members of management in accordance with market practices and, consequently, allows the Company to attract and retain qualified professionals and align their involvement with the interests of the Company, guided by the following criteria:

(i)	Responsibilities of the members of the Board of Directors, Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, when installed, considering the different titles they hold and the functions they perform;
(ii)	Time dedicated to their functions;
(iii)	Competence and professional reputation, in view of their experience and qualification; and
(iv)	Value of their services in the market

Additionally, pursuant to the Compensation Policy, the compensation of members of management may comprise the following elements:

(i)	Fixed compensation;
(ii)	Direct and indirect benefits, corresponding to healthcare plan, life insurance, health check-up, and meal voucher, among others;
(iii)	Short-term variable compensation (corresponding to Profit-Sharing);
(iv)	Long-term variable compensation (corresponding to stock option plans and/or remuneration on stock option plans); and
(v)	Post-employment benefits, corresponding to the consideration paid in a private pension plan for those who make this option.

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The Compensation Policy is available at the Investor Relations website of the Company (www.gpari.com.br), and at the websites of the CVM (https://www.gov.br/cvm) and B3 (https://www.b3.com.br).

b. practices and procedures adopted by the board of directors to determine the individual compensation of members of the board of directors and board of executive officers, indicating:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

Pursuant to art. 152 of the Brazilian Corporate Law (Lei das S.A.) and the Compensation Policy of the Company, the Shareholders’ Meeting is responsible for determining the global compensation of members of management, as well as of members of the Fiscal Council, when installed. The Board of Directors is responsible for determining the distribution of the annual global compensation approved by the Shareholders’ Meeting among the management bodies. The members of the Board of Directors who are also executive officers, even if temporarily, are prohibited from intervening in the process of determination of their own compensation as executive officers.

The Shareholders’ Meeting is also responsible for creating and amending the stock-based compensation plans. The Board of Directors is responsible for approving the creation of variable compensation programs and the grant of stock options and restricted shares, in accordance with the plans approved by the Shareholders’ Meeting, establishing the relevant conditions and beneficiaries.

The Company also has an area dedicated to matters related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations are submitted to the Corporate Governance and Human Resources Committee, responsible for submitting and advising on matters related to compensation of members of Management, employees and non-statutory executives. Accordingly, the Corporate Governance and Human Resources Committee and the Board of Directors assess the adequacy of the compensation paid on an annual basis to the Board of Directors and to the Board of Officers, as a whole, and to the members of each of these boards, individually, counting on the expertise of a specialized remuneration consultancy hired by the Company whenever needed.

In this context, the Board of Directors of the Company monitors the entire decision-making process to determine the individual compensation of members of management.

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ii. criteria and methodology used to determine individual compensation, indicating if any studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

As informed in item “a” above, the Compensation Policy establishes the criteria adopted regarding the compensation of members of management, as follows:

(i)	Responsibilities of the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, when installed, considering the different titles held and functions performed;
(ii)	Time dedicated to their functions;
(iii)	Competence and professional reputation, in view of their experience and qualification; and
(iv)	Value of their services in the market

Moreover, the Company engages specialized companies to conduct or provide access to studies and conduct the assessment and comparison regarding the compensation paid to a position in accordance with market practice (for fiscal year 2022, the most recent year of application, this assessment was conducted based on the Top Exec Survey by Korn Ferry, whose comparison parameters include large economic groups operating in Brazil, taking into account companies of the same size in the relevant segment of operation, as well as other competing segments for purposes of engagement of executives).

In regard to the variable compensation of statutory Executive Officers, the Company pays its executive officers pursuant to Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent among themselves, aligned with the strategic planning of the Company, established based on the business plan and results to be achieved by the Company, as mentioned in item 8.1.c. Therefore, profit-sharing is tied to the performance of the Company and statutory Executive Officers, pursuant to the Profit-Sharing Program of the Company.

In the analysis of the amount of total compensation of a member of the Board of Executive Officers, it is noteworthy that the Company confirms its Compensation Policy to ensure that the amount perceived by the members of the Board of Executive Officers is in line with that of companies with which the Company is comparable to (the largest economic groups in Brazil) and equivalent to the total compensation paid by the 10% of the highest paying companies in Brazil.

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Once the survey is completed, the area responsible for establishing the compensation structure of members of management and key employees suggests compensation parameters and strategies to the Corporate Governance and Human Resources Committee and to the Board of Directors.

iii. how often and how the board of directors assesses the adequacy of the compensation policy of the issuer

To establish the individual compensation, the Company regularly conducts market surveys, carried out by renowned specialized consulting companies engaged to this end.

c. composition of compensation, indicating:

i. description of the different elements that comprise compensation, including, in regard to each one of them:

Board of Directors

The compensation of members of the Board of Directors comprises a fixed component, which is periodically adjusted based on the amount usually paid by the market, encouraging these professionals to maintain excellence in the exercise of their functions and the continuous search for the improvement of results.

The members of the Board of Directors are eligible to the stock option plans and stock option compensation plans detailed in item 8.4 may. Moreover, the members of the Board of Directors may be entitled to a short-term variable compensation, tied to the dedication of more time and the fulfillment of specific projects focused on the Company’s strategy.

Considering that the members of the Board of Directors are eligible to the long and short term variable remuneration, the Company understands that its interests are aligned with those of the Company and its shareholders, therefore, its compensation policy and practice are adequate in relation to its short-, medium- and long-term interests.

For the members of the Board of Directors and Advisory Committees, payment is tied to the dedication of more time or fulfillment of specific responsibilities focused on the Company’s strategy.

Statutory and Non-statutory Board of Executive Officers

The compensation of the Board of Executive Officers comprises a fixed component and a variable component. The fixed component is calculated based on the title and qualification of the individual to maintain the balance between general market practices and the results obtained in the annual survey conducted by the consulting companies engaged by the Company.

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Short-term variable compensation (corresponding to profit-sharing) is granted as an annual payment tied to the results of the Company in the fiscal year, paid to the members of the statutory and non-statutory Board of Executive Officers.

Long-term variable compensation (corresponding to the stock option plan and the stock option compensation plan of the Company) aims at encouraging and motivating the performance of statutory and non-statutory Executive Officers in terms of efficiency, productivity, results and commitment.

The management of the Company understands that the components of compensation are in line with the principles of the Company, and are satisfactory to achieve the objectives of the Company established in its Compensation Policy, to generate value in a short and long term to the Company.

Fiscal Council

The compensation of members of the Fiscal Council, if installed upon request of the Shareholders’ Meeting, comprises a monthly fixed compensation, which is unconnected to their attendance to meetings and represents, for each sitting member, at least 10% of the average fixed compensation attributed to each executive officer, pursuant to paragraph 3 of article 162 of the Brazilian Corporate Law (Lei das S.A.)

Non-Statutory Advisory Committees of the Board of Directors

Audit Committee

The compensation of members of the Audit Committee comprises a fixed compensation, calculated based on the title and qualification of the individual, in accordance with market surveys conducted by the consulting companies engaged by the Company, attendance to and number of attended meetings in the relevant management bodies, and the compensation paid to the other committees.

The right to participate in the stock option plans and stock option compensation plans detailed in item 8.4 may be extended to the members of the Audit Committee who are also members of the Board of Directors. Moreover, members of the Board of Directors may be entitled to short-term variable compensation, tied to the dedication of more time or fulfillment of specific responsibilities focused on the Company’s strategy.

  objectives and alignment to the short-, medium- and long-term interests of the issuer

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The management of the Company understands that the components of compensation are in line with the principles of the Company, and are satisfactory to achieve the objectives of the Company established in its Compensation Policy.

The fixed component is calculated based on the title and qualification of the individual to maintain the balance between general market practices and the results obtained in the annual survey conducted by the consulting companies engaged by the Company. In regard to the Board of Directors and Advisory Committees, the calculation of the fixed component also takes into account the attendance to and number of attended meetings in the relevant management bodies and/or fulfillment of specific projects focused on the Company’s strategy.

Short-term variable compensation (corresponding to profit-sharing or remuneration based on stock option plans) is granted as an annual payment tied to the results of the Company in the fiscal year, in the case of the statutory Board of Executive Officers.

The objective of the long-term variable compensation (corresponding to stock option plans and/or free shares plan) is to encourage and motivate the performance of directors and statutory and non-statutory Executive Officers in terms of efficiency, productivity, results and commitment .

Finally, the objective of the direct and indirect benefits offered by the Company is to make the compensation package offered by the Company more attractive to the professionals who it intends to attract and retain.

  elements of compensation as a percentage of total compensation in the last 3 (three) fiscal years

The following table sets forth each element of compensation as a percentage of total compensation in the last 3 (three) fiscal years:

For the fiscal year ended December 31, 2022:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	74.99%	2.99%	0.00%	22.02%	100.00%
Board of Executive Officers	85.14%	7.36%	0.00%	7.51%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.00%

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For the fiscal year ended December 31, 2021:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	74.99%	2.99%	0.00%	22.02%	100.00%
Board of Executive Officers	85.14%	7.36%	0.00%	7.51%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.00%

For the fiscal year ended December 31, 2020:

As a % of total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	90.08%	4.27%	0.00%	5.65%	100.0%
Board of Executive Officers	60.49%	2.06%	18.96%	18.50%	100.0%
Fiscal Council	100.00%	0.00%	0.00%	0.00%	100.0%

  method of calculation and adjustment

To establish the compensation of members of management, the Company regularly conducts market surveys in order to assess whether the criteria and conditions adopted to determine compensation are satisfactory and allow the Company to retain professionals, as well as to analyze the need to propose adjustments to any component of compensation that may not be aligned. These surveys are conducted annually by a specialized consulting company renowned in the market and engaged by the Company, based on the analysis of data of the main companies in the Brazilian market, with revenue and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the compensation structure of members of management and key employees suggests compensation parameters and strategies, including for non-statutory Executive Officers and holders of other strategic titles who are not part of the statutory management.

The Company has an area dedicated to matters related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations are submitted to the Corporate Governance and Human Resources Committee, responsible for submitting and advising on matters related to compensation of members of Management, employees and non-statutory executives.

The Board of Directors prepares the Management’s Proposal, allowing shareholders to discuss and approve the global compensation amount paid to members of management, always separated by body.

In regard to the variable compensation of executive officers, the Company pays their executive officers pursuant to Law No. 10,101/2000. The calculation is based on financial and non-financial indicators, independent among themselves, aligned with the strategic planning of the Company, established based on the business plan and results to be achieved by the Company, as mentioned in item 8.1.c. Therefore, profit-sharing is tied to the performance of the Company and members of management, pursuant to the Profit-Sharing Program of the Company.

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  main performance indicators taken into account, including, as applicable, the indicators related to ESG matters

In order to meet the objective of the Compensation Policy, which is to pay compensation in accordance with market practices (as assessed for fiscal year 2022 based on the Top Exec Survey by Korn Ferry, whose comparison parameters include large economic groups operating in Brazil), allowing the Company to attract and retain the best talents in search of excellence, the establishment of each element of compensation considers the following performance indicators:

•                 Fixed compensation (Base Salary and direct and indirect Benefits): established based on competitive compensation structures that take into account the know-how, problem solving capabilities and responsibilities of each title. The Company organizes its structure by salary brackets and the relevant average salary by bracket, seeking to maintain an alignment with market average salaries.

•                 Profit-Sharing: takes into account performance indicators in line with the strategic planning of the Company. These indicators are based on its business plan, which considers quantitative results and the assessment of performance of executive officers, pursuant to the Profit-Sharing Program of the Company, executed pursuant to Law No. 10,101/2000. As an example, in the last years, the Company has been using metrics based on the following indicators to calculate the amounts to be distributed under its Profit-Sharing Programs: Net Sales; NPS; General, Administrative and Selling Expenses; EBITDA; Sustainability Index (% of Disabled People, % of Women in Leadership Positions, Energy Consumption); and Market Share. For purpose of metrics, certain financial indicators, including net income, are based on the French accounting standard, which is used by the Company’s controlling shareholder to consolidate its subsidiaries, allowing all executives of the group to receive compensation under the same criterion.

Certain of these indicators are strictly financial indicators, while the others (including ESG parameters) are measurable factors that contribute to the results of the Company and, therefore, are correlated to its financial performance. Given the independence among the several indicators, it is noteworthy that the executive officers of the Company, under its Profit-Sharing Programs, may receive payment in any circumstance, regardless of the distribution of dividends by the Company, based on the applicable performance indicators, pursuant to the Profit-Sharing Programs annually established by the Company. Accordingly, especially in fiscal years in which a net loss or net income below corporate targets is recorded, reaching a percentage above 100% in the achievement of the targets attributed to non-strictly financial indicators may offset, even if partially, the non-achievement of strictly financial indicators. The total amount paid under the Profit-Sharing Programs is provided for and limited by the terms and conditions set forth in the relevant Programs.

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The results of the Group indicators and Individual indicators are measured according to the achievement of targets, as well as minimum and maximum values, as established and approved by the Corporate Governance and Human Resources Committee and the Board of Directors, respectively. The average of these results determines the percentage to be applied on the target of the Profit-Sharing Programs for each individual.

For the assessment and determination of the amount to be paid under the Profit-Sharing Programs, the Company applies the Performance Score method (internally aligned with the objectives set forth by GPA and its subsidiaries). In 2022, this method was also applied to all employees of the Company holding mid-management positions, i.e., Coordinators.

•                 Stock-based compensation: information on the criteria and characteristics of stock-based compensation is included in item 8.4 of the Reference Form (Formulário de Referência).

ii. reasons that justify the composition of compensation

The elements that comprise the compensation package of the Company focus on the attraction and retention of talents, as well as of competent, qualified, dedicated and valuable professionals for the Company, who may contribute to its results.

To this end, in regard to the total compensation of a member of the Board of Executive Officers, the Company confirms its Compensation Policy to ensure that the amount perceived by the members of the Board of Executive Officers is in line with that of companies with which the Company is comparable to (the largest economic groups in Brazil) and equivalent to the total compensation paid by the 10% of the highest paying companies in Brazil.

iii. existence of members who are not paid by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any kind of compensation, as he has waived his right to receive compensation.

d. existence of compensation paid by subsidiaries, controlled companies or direct or indirect controlling shareholders

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In the social exercise of 2022, the compensation of members of management and members of committees was fully paid by the Company, as it will be in 2023.

e. existence of any compensation or benefit tied to the occurrence of a certain corporate event, such as the sale of corporate control of the issuer

Not applicable, as there is no compensation or benefit offered to the members of management or members of committees of the Company tied to the occurrence of corporate events.

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8.2. In regard to compensation recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. compensation segregated by:

i. annual fixed compensation, segregated by:

•     salary or pró-labore

•     direct and indirect benefits

•     compensation for participation in committees

•     others

ii. variable compensation, segregated by:

•     bonus

•     profit-sharing

•     compensation for attendance to meetings

•     commissions

•     others

iii. post-employment benefits

iv. benefits due to termination of office

v. stock-based compensation, including stock options

e. amount, by body, of the compensation of the board of directors, statutory board of executive officers and fiscal council

f. total compensation of the board of directors, statutory board of executive officers and fiscal council

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Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2023 (Expected)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Annual Fixed Compensation
Base Salary (“Fixed”)	22,172,101.07	15,092,160.27	432,000.00	37,696,261.34
Direct and Indirect Benefits	975,505.49	2,549,734.56	-	525,240.05
Compensation as Member of Committees	-	-	-	-
Others (d.i)	-	-	-	-
Annual Variable Compensation
Bonus (“Variable Compensation”)	-	-	-	-
Profit-Sharing	-	11,088,224.00	-	11,088,224.00
Compensation for attendance to Meetings	-	-	-	-
Commissions	-	-	-	-
Others (d.ii)	-	-	-	-
Post-employment benefits
Benefits for termination of office	-	-	-	-
Stock based compensation	2,573,240.00	3,410,107.00		5,983,347.00
Total	25,720,846.56	32,140,225.83	432,000.00	58,293,072.39
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP 2023 Annual CIRCULAR OFFICIAL LETTER.

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Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2022
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12	4	3	19
Number of paid members	11	4	3	18
Annual Fixed Compensation
Base Salary (“Fixed”)	30,357,866.30	9,426,336.60	432,000.00	40,216,202.90
Direct and Indirect Benefits	1,851,465.24	2,336,754.70		4,188,219.94
Compensation as Member of Committees
Others (d.i)
Annual Variable Compensation
Bonus (“Variable Compensation”)
Profit-Sharing
Compensation for attendance to Meetings		1,947,316.28		1,947,316.28
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	16,114,039.00	17,604,897.29		33,718,936.29
Stock based compensation	13,646,000.00	2,383,000.00		16,029,000.00
Total	61,969,370.54	31,750,988.59	432,000.00	94,152,359.13
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual 2022 CIRCULAR OFFICIAL LETTER.

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Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2021
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	9.67	2.83	2.58	15.08
Number of paid members	8.67	2.83	2.58	14.08
Annual Fixed Compensation
Base Salary (“Fixed”)	24,233,299.21	17,360,180.83	432,000.00	42,025,480.04
Direct and Indirect Benefits	2,650,518.78	655,727.30	0.00	3,306,246.08
Compensation as Member of Committees	0.00	0.00	0.00	0.00
Others (d.i)	0.00	0.00	0.00	0.00
Annual Variable Compensation
Bonus (“Variable Compensation”)	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	6,994,532.46	0.00	6,994,532.46
Compensation for attendance to Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	0.00	0.00	0.00	0.00
Stock based compensation	6,907,644.00	3,201,608.00	0.00	10,109,252.00
Total	33,791,461.99	28,212,048.59	432,000.00	62,435,510.58
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual CIRCULAR OFFICIAL LETTER.

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Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Fiscal Year 2020
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total

Total number of members	12.50	4.58	2.00	19.08
Number of paid members	11.50	4.58	2.00	18.08
Annual Fixed Compensation
Base Salary (“Fixed”)	62,670,830.68	33,921,016.13	276,000.01	96,867,846.82
Direct and Indirect Benefits	3,063,026.96	1,211,912.04	-	4,274,939.00
Compensation as Member of Committees	0.00	0.00	0.00	0.00
Others (d.i)	1,981,794.25	1,735,557.30	55,199.99	3,772,551.54
Annual Variable Compensation
Bonus (“Variable Compensation”)	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	11,175,169.97	0.00	11,175,169.97
Compensation for attendance to Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others (d.ii)	0.00	0.00	0.00	0.00
Post-employment benefits
Benefits for termination of office	0.00	0.00	0.00	0.00
Stock based compensation	4,056,474.57	10,905,968.12	0.00	14,962,442.69
Total	71,772,126.46	58,949,623.56	331,200.00	131,052,950.02
Notes: The total number of members of each body and the total number of paid members of each body was assessed as specified in item 10.2.8.b of the CVM/SEP Annual CIRCULAR OFFICIAL LETTER.

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8.3. In regard to variable compensation of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following information:

a. body

b. number total of members

c. number of paid members

d. in regard to bonus

i. minimum amount provided in the compensation plan

ii. maximum amount provided in the compensation plan

iii. amount provided in the compensation plan, if the established targets are met

iv. amount effectively recognized in the result of the last 3 fiscal years

e. in regard to profit-sharing:

i. minimum amount provided in the compensation plan

ii. maximum amount provided in the compensation plan

iii. amount provided in the compensation plan, if the established targets are met

iv. amount effectively recognized in the result of the last 3 fiscal years

Variable compensation expected for the current fiscal year (12.31.2023)

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12	4	3	19
Total number of paid members	11	4	3	18
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
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Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,176,448.00	0.00	22,176,448.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	11,088,224.00	0.00	11,088,224.00

Variable compensation related to the fiscal year ended on 12.31.2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12	4	3	19
Total number of paid members	11	4	3	18
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
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Amount effectively recognized	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	17,261,355	0.00	17,261,355
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	8,630,678	0.00	8,630,678
Amount effectively recognized in the result	0.00	0.00	0.00	0.00

Variable compensation for the fiscal year ended 12.31.2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	2.83	2.58	15.08
Total number of paid members	0.00	2.83	2.58	5.41
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
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Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Amount effectively recognized	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	28,981,131.30	0.00	28,981,131.30
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	14,490,565.65	0.00	14,490,565.65
Amount effectively recognized in the result	0.00	6,994,532.46	0.00	6,994,532.46

Variable compensation for the fiscal year ended 12.31.2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.50	4.58	2.00	19.08
Total number of paid members	0.00	4.58	0.00	4.58
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
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Amount set forth in the compensation plan, upon the achievement of the targets	0.00	0.00	0.00	0.00
Amount effectively recognized in the result	0.00	0.00	0.00	0.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	28,891,131	0.00	28,891,131
Amount set forth in the compensation plan, upon the achievement of the targets	0.00	14,490,565	0.00	14,490,565
Amount effectively recognized in the result	0.00	11,175,169	0.00	11,175,169

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8.4. In regard to the stock-based compensation plan of the board of directors and statutory board of executive officers, in effect in the last fiscal year and established for the current fiscal year, describe:

On May 9, 2014, the shareholders of the Company approved at an extraordinary shareholders’ meeting: (i) the creation of the Stock Option Plan and its standard grant agreement (“Stock Option Plan”); and (ii) the creation of the Stock Option Compensation Plan and its standard grant agreement (“Compensation Plan” and, together with the Former Stock Option Plan and the Stock Option Plan, the “Plans”). The Stock Option Plan and the Compensation Plan were also subject to amendments approved at the: (i) Annual and Extraordinary Shareholders’ Meetings held on April 24, 2015 and April 25, 2019; and (ii) Extraordinary Shareholders’ Meeting held on December 30, 2019.

The Company sets forth below a description of the Plans with stock options in effect as of December 31, 2022:

COMPENSATION PLAN

a. general terms and conditions

The Compensation Plan is managed by the Board of Directors of the Company, which created the Human Resources and Compensation Committee to advise it in the management of the Compensation Plan, among other matters (“Committee”).

The members of the Committee meet for the granting of the stock options of the relevant series under the Compensation Plan, and whenever required, to decide about matters concerning the Compensation Plan.

Each stock option grant series is named “B,” followed by a number. The first stock option grant under the terms of the Compensation Plan is named B1 and the following series are named B plus the subsequent number.

In the fiscal year ended December 31, 2022, stock options granted of the B6, B7 and B8 Series under the Compensation Plan were in effect.

The following are eligible to participate in the Compensation Plan: employees and members of management of the Company, as well as employees and members of management of companies of the GPA Group who are considered key-executives (“Participant”), all of whom are subject to the approval of the Board of Directors or Committee, as applicable.

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Participation in the Compensation Plan does not interfere in the income that the Participant is entitled to as employee and/or member of management of the Company, such as salary, fees, pró-labore, benefits, profit-sharing and/or any other advantage or compensation.

b. date of approval and responsible body

The Compensation Plan was approved at an extraordinary shareholders’ meeting held on May 9, 2014, and amended at the extraordinary shareholders’ meetings held on April 24, 2015, April 24, 2019 and December 30, 2019.

c. maximum number of encompassed shares

Pursuant to the Compensation Plan, stock options granted pursuant to the Compensation Plan may entitle their holders to the right to acquire a certain number of shares not exceeding 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or that may be issued pursuant to the Compensation Plan is subject to adjustments as a result of stock splits, reverse stock splits and payment of bonuses.

d. maximum number of stock options to be granted

The Board of Directors of the Company is responsible for establishing the total number of stock options to be granted through programs; subject, however, to the maximum number of stock options to be granted as set forth in item (c) above.

Each stock option entitles the Participant to the right to subscribe for or acquire 1 (one) common share issued by the Company.

e. conditions for the acquisition of shares

The grant of stock options is formalized by the execution, by the Company and the Participant, of the stock option agreement, which must specify the total number of shares under the relevant stock option, the period and the conditions for the effective vesting right to exercise the stock option, the exercise conditions, the acquisition price and the payment conditions, subject to the Compensation Plan (“Stock Option Agreement”).

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For purposes of the Compensation Plan, the date of approval by the Committee of the stock option grant series is the date on which the stock options are considered granted to the relevant Participants, provided that the Participant, even if on a date subsequent to the date of approval by the Committee, accepts the Compensation Plan and executes the Stock Option Agreement (“Grant Date”).

Participants who wish to exercise their stock options must inform the Company in writing about their intentions to do so, indicating the number of stock options they wish to exercise. Participants can only exercise stock options during the Exercise Period (as defined below). This communication must follow the form of exercise instrument attached to the relevant Stock Option Agreement (“Stock Option Exercise Instrument”).

Participants may exercise their stock options in full or in part, once or more times, provided that, for each exercise they send the corresponding Stock Option Exercise Instrument during the Exercise Period, subject to the relevant grace periods, as indicated in item (g) below.

The Compensation Plan does not provide for other conditions for the exercise of the granted stock options and consequent acquisition of shares.

f. criteria for determination of the acquisition or exercise price

The exercise price of each stock option granted under the Compensation Plan is R$0.01 (one centavo) (“Exercise Price”).

g. criteria for the determination of the acquisition or exercise period

Stock options granted to a Participant are not exercisable for a period of 36 (thirty-six) months from the Grant Date (“Grace Period”). Stock options may only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month from the Grant Date and ending on the last day of the 42nd (forty-second) month from the Grant Date (“Exercise Period”), except for early exercise events, as set forth in item (k) and applicable subitems below, or as authorized by the Committee, pursuant to the plan.

h. form of settlement

By the 30th (thirtieth) day of the month in which the Company receives the Stock Option Exercise Instrument, the Company must inform the relevant Participant about: (i) the total exercise price to be paid, calculated as the Exercise Price multiplied by the number of stock options informed by the Participant in the Stock Option Exercise Instrument; (ii) the date of delivery of the shares under the stock options to the Participant, which must occur after the approval, by the Board of Directors, of the capital increase resulting from the exercise of the relevant stock options, within the limit of the authorized capital, pursuant to the Bylaws of the Company, upon receipt of the Stock Option Exercise Instrument (“Date of Acquisition of Shares”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in Brazilian currency, through a deduction in the Participant’s payroll, subject to a final date always corresponding to the 10th (tenth) day preceding the Date of Acquisition of Shares (“Payment Date”).

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i. restrictions on the transfer of shares

The Compensation Plan does not provide for restrictions on the transfer of shares or outstanding shares obtained upon the exercise of stock options, subject to the power of the Board of Directors to establish these restrictions in grant agreements, as it deems necessary.

j. criteria and events that, upon occurrence, result in the suspension, amendment to or termination of the plan

Stock options granted pursuant to the Compensation Plan are automatically terminated, including the full termination of their effects, by operation of law, in the following cases: (i) upon full exercise, as set forth in item 6 of the Compensation Plan; (ii) after the effectiveness period of the stock option; (iii) upon the rescission, by mutual agreement between the Company and the Participant, of the Stock Option Agreement; (iv) dissolution, liquidation or adjudicated bankruptcy of the Company; or (v) the events set forth in item (k) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of the shares existing on the date of approval of the Compensation Plan change as a result of bonuses, stock splits, reverse stock splits, conversion of shares from one type or class into another or conversion into shares of other securities issued by the Company, the Committee must make the corresponding adjustment in the number and class of the shares under the granted stock options and their relevant exercise price, to avoid distortions in the application of the Compensation Plan.

k. effects of termination of office of members of management of the bodies of the issuer regarding their rights provided for in the stock-based compensation plan

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In the event of termination of office of Participants due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to them in accordance with the Compensation Plan may be terminated or modified, subject to the following:

If, at any time during the effectiveness of the Plan, the Participant:

(i)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, without cause, or is removed from office with no violation of the duties and attributions as member of management, the Participant may exercise, within a period of 10 (ten) days from the date of dismissal, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(ii)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, with cause, or is removed from office due to violation of the duties and attributions as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iii)	leaves the Company (or any company of the GPA Group), as applicable, voluntarily, asking for resignation or resigning from office as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iv)	leaves the Company (or any company of the GPA Group), voluntarily, upon retirement over the course of the employment contract, within a period of 15 (fifteen) days from the date of employment termination, the Participant may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, in accordance with the other provisions set forth in item 6 of the Compensation Plan. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification; and
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(v)	leaves the Company (or any company of the GPA Group, as applicable) due to death or permanent disability, within 30 (thirty) days from the date of issuance of the deed of partition or the competent judicial decision confirming the heirs and legal successors of the Participant in case of death or declaration of permanent disability issued by the Social Security Institute (Instituto Nacional da Seguridade Social – INSS), the confirmed heirs and legal successors of the Participant, as applicable, may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Compensation Plan. If the heirs and legal successors of the Participant do not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

If the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within a period of 180 (one hundred and eighty) days from the date of transfer, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

STOCK OPTION PLAN

a. general terms and conditions

The Stock Option Plan is managed by the Board of Directors of the Company and the Committee (as defined above).

The members of the Committee meet for the granting of the stock options of the relevant series under the Stock Option Plan, and whenever required, to decide about matters concerning the Stock Option Plan.

Each stock option grant series is named “C,” followed by a number. The first stock option grant is named “C1” and the following series are named C plus the subsequent number. In the fiscal year ended December 31, 2022, stock options granted of the C7 and C8 Series under the Stock Option Plan were in effect.

The following are eligible to participate in the Stock Option Plan: employees and members of management of the Company, as well as employees and members of management of companies of the GPA Group who are considered key-executives (“Participant”), all of whom are subject to the approval of the Board of Directors or Committee, as applicable.

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Participation in the Stock Option Plan does not interfere in the income that the Participant is entitled to as employee and/or member of management of the Company, such as salary, fees, pró-labore, benefits, profit-sharing and/or any other advantage or compensation.

b. date of approval and responsible body

The Compensation Plan was approved at an extraordinary shareholders’ meeting held on May 9, 2014, and was amended at the extraordinary shareholders’ meetings held on April 24, 2015, April 24, 2019, December 30, 2019.

c. maximum number of encompassed shares

Stock options granted pursuant to the Stock Option Plan may entitle their holders to the right to acquire a certain number of shares not exceeding 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or that may be issued pursuant to the Stock Option Plan is subject to adjustments as a result of stock splits, reverse stock splits and payment of bonuses.

d. maximum number of stock options to be granted

The Board of Directors of the Company is responsible for establishing the total number of stock options to be granted through programs; subject, however, to the maximum number of stock options to be granted as set forth in item (c) above.

Each stock option entitles the Participant to the right to subscribe for or acquire 1 (one) common share issued by the Company.

e. conditions for the acquisition of shares

The grant of stock options is formalized by the execution, by the Company and the Participant, of the stock option agreement, which must specify the total number of shares under the relevant stock option, the period and the conditions for the effective vesting right to exercise the stock option, the exercise conditions, the acquisition price and the payment conditions, subject to the Stock Option Plan (“Stock Option Agreement”).

62

For purposes of the Compensation Plan, the date of approval, by the Committee, of the stock option grant series is the date on which the stock options are considered granted to the relevant Participants, provided that the Participant, even if on a date subsequent to the date of approval by the Committee, accepts the Stock Option Plan and executes the Stock Option Agreement (“Grant Date”).

Participants who wish to exercise their stock options must inform the Company in writing about their intentions to do so, during the Exercise Period (as defined in item (i) below), indicating the number of stock options they wish to exercise. This communication must follow the form of exercise instrument attached to the relevant Stock Option Agreement (“Stock Option Exercise Instrument”).

Participants may exercise their stock options in full or in part, once or more times, provided that, for each exercise they send the corresponding Stock Option Exercise Instrument during the Exercise Period, subject to the relevant grace periods, as indicated in item (g) below.

The Stock Option Plan does not provide for other conditions for the exercise of the granted stock options and consequent acquisition of shares.

f. criteria for determination of the acquisition or exercise price

The exercise price of stock options for series granted under the Stock Option Plan must correspond to 80% (eighty percent) of the average closing trading price of common shares issued by the Company in the last 20 (twenty) trading sessions on B3 S.A. – Brasil, Bolsa, Balcão, before the date of the calling of the meeting of the Committee that passes a resolution on the grant of the stock options of that series (“Exercise Price”).

g. criteria for the determination of the acquisition or exercise period

Stock options granted to a Participant are not exercisable for a period of 36 (thirty-six) months from the Grant Date (“Grace Period”). Stock options may only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month from the Grant Date and ending on the last day of the 42nd (forty-second) month from the Grant Date (“Exercise Period”), except for early exercise events, as set forth in item (k) and applicable subitems below, or as authorized by the Committee, pursuant to the plan.

h. form of settlement

63

By the 30th (thirtieth) day of the month in which the Company receives the Stock Option Exercise Instrument, the Company must inform the relevant Participant about: (i) the total exercise price to be paid, calculated as the Exercise Price multiplied by the number of stock options informed by the Participant in the Stock Option Exercise Instrument; (ii) the date of delivery of the shares under the stock options to the Participant, which must occur after the approval, by the Board of Directors, of the capital increase resulting from the exercise of the relevant stock options, within the limit of the authorized capital, pursuant to the Bylaws of the Company, upon receipt of the Stock Option Exercise Instrument (“Date of Acquisition of Shares”); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant must pay the total exercise price, in Brazilian currency, through an available electronic transfer to a bank account held by the Company, subject to a final date always corresponding to the 10th (tenth) day preceding the Date of Acquisition of Shares (“Payment Date”).

i. restrictions on the transfer of shares

Pursuant to item 6.5 of the Stock Option Plan, Participants cannot, during a period of 180 (one hundred and eighty) days from the Payment Date, directly or indirectly, sell, assign, exchange, dispose of, transfer, contribute to the capital of another company, grant stock options, or enter into any act or agreement that results in, or may result in, the direct or indirect, onerous or gratuitous sale of any and all shares acquired upon the exercise of stock options under the Stock Option Plan.

j. criteria and events that, upon occurrence, result in the suspension, amendment to or termination of the plan

Stock options granted pursuant to the Stock Option Plan are automatically terminated, including the full termination of their effects, by operation of law, in the following cases: (i) upon full exercise, as set forth in item 6 of the Stock Option Plan; (ii) after the effectiveness period of the stock option; (iii) upon the rescission, by mutual agreement between the Company and the Participant, of the Stock Option Agreement; (iv) dissolution, liquidation or adjudicated bankruptcy of the Company; or (v) the events set forth in item (k) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of the shares existing on the date of approval of the Stock Option Plan change as a result of bonuses, stock splits, reverse stock splits, conversion of shares from one type or class into another or conversion into shares of other securities issued by the Company, the Committee must make the corresponding adjustment in the number and class of the shares under the granted stock options and their relevant exercise price, to avoid distortions in the application of the Stock Option Plan.

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k. effects of termination of office of members of management of the bodies of the issuer regarding their rights provided for in the stock-based compensation plan

In the event of termination of office of Participants due to dismissal, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to them in accordance with the Stock Option Plan may be terminated or modified, subject to the following:

If, at any time during the effectiveness of the Plan, the Participant:

(i)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, without cause, or is removed from office with no violation of the duties and attributions as member of management, the Participant may exercise, within a period of 10 (ten) days from the date of dismissal, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(ii)	is dismissed from the Company (or any company of the GPA Group), as applicable, involuntarily, with cause, or is removed from office due to violation of the duties and attributions as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iii)	leaves the Company (or any company of the GPA Group), as applicable, voluntarily, asking for resignation or resigning from office as member of management, all stock options that are already exercisable or not yet exercisable in accordance with the relevant Stock Option Agreement on the date of dismissal will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification;
(iv)	leaves the Company (or any company of the GPA Group), voluntarily upon retirement over the course of the employment contract, within a period of 15 (fifteen) days from the date of employment termination, the Participant may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification and with no right to indemnification; and
65

(v)	leaves the Company (or any company of the GPA Group), as applicable, due to death or permanent disability, within 30 (thirty) days from the date of issuance of the deed of partition or the competent judicial decision confirming the heirs and legal successors of the Participant in case of death or declaration of permanent disability issued by the Social Security Institute (Instituto Nacional da Seguridade Social – INSS), the confirmed heirs and legal successors of the Participant, as applicable, may exercise all stock options in accordance with the Stock Option Agreement, including the stock options subject to the Grace Period, subject to the other provisions of item 6 of the Stock Option Plan. If the heirs and legal successors of the Participant do not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

If the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant may exercise, within a period of 180 (one hundred and eighty) days from the date of transfer, the number of stock options calculated on a pro rata temporis basis in relation to the Grace Period. If the Participant does not exercise the stock options in the above-mentioned period, all stock options that are not exercised will be automatically terminated, by operation of law, irrespective of prior notice or notification, and with no right to indemnification.

66

8.5. In regard to the stock-based compensation in the form of stock options recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. weighted average exercise price of each of the following groups of stock options:

i. outstanding stock options at the beginning of the fiscal year

ii. forfeited and expired stock options during the fiscal year

iii. exercised stock options during the fiscal year

e. potential dilution in case of exercise of all outstanding stock options

Stock based compensation expected for the current fiscal year (2023)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	4
Potential dilution in the event of exercise of all outstanding stock options	0.04%	0.27%
Weighted average exercise price of each of the following group of options
Outstanding options at the beginning of the fiscal year	7.65	16.38
Options forfeited and expired during the fiscal year	0	0
Options exercised during the fiscal year	0	0

Stock based compensation expected for the current fiscal year (2022)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	13	4
Number of paid members	2	3
67

Potential dilution in the event of exercise of all outstanding stock options	0.12%	0.17%
Weighted average exercise price of each of the following group of options
Outstanding options at the beginning of the fiscal year	2.87	32.84
Options forfeited and expired during the fiscal year	0	0
Options exercised during the fiscal year	0	35.32

Stock based compensation expected for the current fiscal year (2021)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	1	2.83
Potential dilution in the event of exercise of all outstanding stock options	0.12%	0.23%
Weighted average exercise price of each of the following group of options
Outstanding options at the beginning of the fiscal year	2.87	35.05
Options forfeited and expired during the fiscal year	0	0
Options exercised during the fiscal year	0	31.31

Stock based compensation expected for the current fiscal year (2020)

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	1	4.58
Potential dilution in the event of exercise of all outstanding stock options	0.04%	0.28%
Weighted average exercise price of each of the following group of options
Outstanding options at the beginning of the fiscal year	0.01	33.98
68

Options forfeited and expired during the fiscal year	0	0
Options exercised during the fiscal year	0	41.34

69

8.6. In regard to each grant of stock options occurred in the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of stock options granted

f. period for the stock options to become exercisable

g. maximum period to exercise the stock options

h. lock-up period regarding the shares received as a result of the exercise of the stock options

i. fair value of the stock options on the grant date

j. number of granted shares multiplied by the fair value of the stock options on the grant date

Grant of stock options – expected for the current fiscal year (2023)

Series 10
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2023	05/31/2023
Number of granted options	137,372	364,094
Final vesting date	05/31/2026	05/31/2026
Final date to exercise the options	11/31/2026	11/31/2026
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
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Fair value of the options on the grant date	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.
Number of granted shares multiplied by the fair value of the options on the grant date	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.	Due to the segregation of Éxito’s and GPA’s businesses, that shall impact the market price of GPA’s shares, it is not possible estimating the fair value of the shares on the grant date.

Grant of stock options – fiscal year ended 2022

Series B8
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	3
Grant date	05/31/2022	05/31/2022
Number of granted options	250,888	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	17.67	17.67
Number of granted shares multiplied by the fair value of the options on the grant date	R$4,433,191.96	R$3,141,779.01

Series C8
Board of Directors	Statutory Board of Executive Officers
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Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2022	05/31/2022
Number of granted options	77,196	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	180 days	180 days
Fair value of the options on the grant date	7.68	7.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$592,865.28	R$1,365,527.04

Grant of stock options – fiscal year ended 2021

Series B7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Grant date	01/01/2021	01/31/2021
Number of granted options	193,466	29,552
Final vesting date	06/01/2023	06/01/2023
Final date to exercise the options	11/30/2023	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	R$72.68	R$72.68
72

Number of granted shares multiplied by the fair value of the options on the grant date	R$14,061,108.88	R$2,147,839.36
Series C7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	N/A	2.83
Grant date	N/A	01/31/2021
Number of granted options	N/A	29,552
Final vesting date	N/A	06/01/2023
Final date to exercise the options	N/A	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	180 days
Fair value of the options on the grant date	N/A	R$31.15
Number of granted shares multiplied by the fair value of the options on the grant date	N/A	R$920,544.80

Grant of stock options – fiscal year ended 2020

Not applicable, as in the fiscal year ended December 31, 2020 no stock options were granted under the Compensation Plan or the Stock Option Plan.

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8.7. In regard to the open options of the board of directors and the board of officers at the end of the last fiscal year, prepare a table with the following content:

a. body

b. total number of members

c. number of paid members

d. in relation to the options not yet exercisable

i. amount

ii. date on which they will become exercisable

iii. maximum period for exercising the options

iv. restriction period for the transfer of shares

v. weighted average exercise price

vi. fair value of options on the last day of the fiscal year

e. in relation to exercisable options

i. amount

ii. maximum period for exercising the options

iii. restriction period for the transfer of shares

iv. weighted average exercise price

v. fair value of options on the last day of the fiscal year

f. fair value of total options on the last day of the fiscal year

Granted Options at the end of the social exercise of 2022

Series B8
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	2	4
Grant date	05/31/2022	05/31/2022
Number of granted options	250,888	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	17.67	17.67
74

Number of granted shares multiplied by the fair value of the options on the grant date	R$4,433,191.96	R$3,141,779.01

Series C8
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Total number of paid members	1	4
Grant date	05/31/2022	05/31/2022
Number of granted options	77,196	177,803
Final vesting date	06/01/2025	06/01/2025
Final date to exercise the options	11/30/2025	11/30/2025
Lock-up period regarding the shares received as a result of the exercise of the stock options	180 days	180 days
Fair value of the options on the grant date	7.68	7.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$592,865.28	R$1,365,527.04

Granted Options at the end of the social exercise of 2021

Series B7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	2.00	2.83
Grant date	01/01/2021	01/31/2021
Number of granted options	193,466	29,552
Final vesting date	06/01/2023	06/01/2023
Final date to exercise the options	11/30/2023	11/30/2023
75

Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	N/A
Fair value of the options on the grant date	R$ 72.68	R$ 72.68
Number of granted shares multiplied by the fair value of the options on the grant date	R$14,061,108.88	R$2,147,839.36

Series C7
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Total number of paid members	N/A	2.83
Grant date	N/A	01/31/2021
Number of granted options	N/A	29,552
Final vesting date	N/A	06/01/2023
Final date to exercise the options	N/A	11/30/2023
Lock-up period regarding the shares received as a result of the exercise of the stock options	N/A	180 days
Fair value of the options on the grant date	N/A	R$ 31.15
Number of granted shares multiplied by the fair value of the options on the grant date	N/A	R$920,544.80

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8.8. In regard to the stock options exercised relating to the stock-based compensation of the board of directors and statutory board of executive officers, in the last 3 fiscal years, prepare a table with the following information:

  body
  total number of members
  number of paid members
  number of shares
  weighted average exercise price
  weighted average market price of the shares under the exercised stock options total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options

The following tables set forth the stock options exercised and the shares delivered to the members of the Board of Directors and Board of Executive Officers of the Company in fiscal years 2022, 2021 and 2020.

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2022

Series B6
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	2	3
Number of shares	83,431	16,475
Weighted average exercise price	R$0.01	R$0.01
Weighted average market price of the shares under the exercised stock options	R$88.26	R$88.26
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Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	R$7,363,620.06	R$ 1,454,083.50

Series C6
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	2
Number of shares	11,974	17,704
Weighted average exercise price	R$17.39	R$17.39
Weighted average market price of the shares under the exercised stock options	R$70.88	R$70.88
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	R$848,717.12	R$1,254,859.52

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2021

Series B5
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0	3
Number of shares	0	68,602
Weighted average exercise price	-	R$0.01
Weighted average market price of the shares under the exercised stock options	-	R$84.24
78

Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$5,778,346.46

Series C5
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9.67	2.83
Number of paid members	0	3
Number of shares	0	68,602
Weighted average exercise price	-	R$62.61
Weighted average market price of the shares under the exercised stock options	-	R$84.24
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$1,456,420.46

Stock options exercised relating to stock-based compensation – fiscal year ended December 31, 2020

Series B4
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	0	3
Number of shares	0	43,302
Weighted average exercise price	-	R$0.01
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Weighted average market price of the shares under the exercised stock options	-	67.33
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$2,915,090.64

Series C4
	Board of Directors	Statutory Board of Executive Officers
Total number of members	12.50	4.58
Number of paid members	0	3
Number of shares	0	43,302
Weighted average exercise price	-	R$56.78
Weighted average market price of the shares under the exercised stock options	-	67.33
Total number of exercised stock options multiplied by the difference between the weighted average exercise price and the weighted average market price of the shares under the exercised stock options	-	R$456,836.10

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8.9. In regard to stock-based compensation, in the form of shares to be directly delivered to beneficiaries, recognized in the result of the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. potential dilution in case of grant of all shares to beneficiaries

Not applicable, considering that there were no deliveries of shares relating to the stock-based compensation of the Company in the last 3 (three) fiscal years and there is no expectation of direct delivery of shares to members of management during the current fiscal year (2023).

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8.10. In regard to each grant of shares occurred in the last 3 fiscal years and expected for the current fiscal year, regarding the board of directors and statutory board of executive officers, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. grant date

e. number of shares granted

f. maximum period for the delivery of shares

g. lock-up period regarding the transfer of shares

h. fair value of the shares on the grant date

i. number of shares granted multiplied by the fair value of the shares on the grant date

Not applicable, considering that there were no deliveries of shares relating to the stock-based compensation of the Company in the last 3 (three) fiscal years and there is no expectation of direct delivery of shares to members of management during the current fiscal year (2023).

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8.11. In regard to shares delivered relating to the stock-based compensation of the board of directors and statutory board of executive officers in the last 3 fiscal years, prepare a table with the following information:

a. body

b. total number of members

c. number of paid members

d. number of shares

e. weighted average acquisition price

f. weighted average market price of the acquired shares

g. the total number of acquired shares multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares

Social Exercise: 12/31/2023

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	12	4	3
Number of paid members	0	0	0
Number of shares	0	0	0
Weighted average exercise price	0	0	0
Weighted average market price of the acquired shares	0	0	0
Total number of exercised stock options multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0	0	0

Social Exercise: 12/31/2022

83

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	12	4	3
Number of paid members	0	0	0
Number of shares	0	0	0
Weighted average exercise price	0	0	0
Weighted average market price of the acquired shares	0	0	0
Total number of exercised stock options multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0	0	0

Social Exercise: 12/31/2021

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	9.67	2.83	2.58
Number of paid members	0	0	0
Number of shares	0	0	0
Weighted average exercise price	0	0	0
Weighted average market price of the acquired shares	0	0	0
84

Total number of exercised stock options multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0	0	0

Social Exercise: 12/31/2020

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	12.5	4.58	2
Number of paid members	0	0	0
Number of shares	0	0	0
Weighted average exercise price	0	0	0
Weighted average market price of the acquired shares	0	0	0
Total number of exercised stock options multiplied by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0	0	0

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8.12. Summary description of the information required to understand the data disclosed in items 8.5 to 8.11, such as an explanation about the pricing method used to determine the value of the shares and stock options, indicating, at least:

a. pricing model

The fair value of each granted stock option is estimated on the grant date using the Black-Scholes-Merton pricing model for stock options, as better explained in item (b) below.

b. data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, life period of the stock option, expected dividends and the risk-free interest rate

The fair value of each granted stock option is estimated on the grant date using the Black-Scholes-Merton pricing model for stock options. Considering the stock options granted in 2022, we have:

On the grant date
Weighted average price of the shares (per share), based on the average price of the last 20 trading sessions in relation to the grant date	Series B3: R$46.51 Series C3: R$46.51 Series B4: R$70.98 Series C4: R$70.98 Series B5: R$78.26 Series C5: R$78.26 Series B6: R$88.27 Series C6: R$88.27 Series B7: R$63.97 Series C7: R$63.97
86

Exercise price

Series B3: R$0.01

Series C3: R$37.21

Series B4: R$0.01

Series C4: R$56.78*

Series B5: R$0.01

Series C5: R$62.61*

Series B6: R$0.01

Series C6: R$70.62*

Series B7: R$0.01

Series C7: R$51.18*

Series B9: R$0.01

Series C9: R$17.28*

Expected updated volatility	43.48%
Life period of the stock options	3 years
Expected dividends	3.58%
Risk-free interest rate	13.75%
Fair value of the stock option on the grant date (per stock option)	See item 8.7 above

*Considering that on December 31, 2020 the stock split of Sendas Distribuidora S.A. was approved, and this transaction resulted in a proportional decrease in the market value of the shares of the Company, the meeting of the Board of Directors of the Company held on June 1, 2021 rectified the definition of closing price in the trading session of March 1, 2021 regarding the shares of the Company to make the proportional adjustment in the exercise price of the stock options granted under the Stock Option Plan of the Company, in relation to the C4, C5, C6 and C7 series, as follows:

Series C4 --- R$13.98

Series C5 --- R$15.42

Series C6 --- R$17.39

Series C7 --- R$12.56

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B6 and C6: (a) expected dividends of 0.67%; (b) expected volatility of approximately 32.74%; and (c) weighted average risk-free interest rate of 7.32%

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B7 and C7: (a) expected dividends of 1.61%; (b) expected volatility of approximately 37.09%; (c) weighted average risk-free interest rate of 5.47%.

87

The fair value of each granted stock option is estimated on the grant date using the Black & Scholes pricing model for stock options, considering the following assumptions for series B8 and C8: (a) expected dividends of 4.50%; (b) expected volatility of approximately 43.48%; and (c) weighted average risk-free interest rate of 11.96%.

The remaining average expected life of the outstanding series as of December 31, 2022 was 2.13 (1.06 years as of December 31, 2021). The weighted average fair value of the granted stock options as of December 31, 2022 was R$12.80 (R$16.02 as of December 31, 2021).

The above changes relating to the shares refer to the shares of the Company. After the stock split of Sendas Distribuidora, and during the transition period, certain executives of the Company receive compensation in shares issued by Sendas Distribuidora, recorded as expense. Changes in the number of granted stock options, the weighted average exercise price and the weighted average remaining period are set forth in the table below:

c. method used and assumptions adopted to incorporate the expected effects of the early exercise

Anticipated fiscal years as a result of involuntary termination of office, death or disability of the beneficiary, as well as a result of corporate events, are not taken into account for purposes of pricing of stock options.

The Company adopts the assumption that the stock options will be exercised from the moment they become exercisable. Accordingly, the life period of the stock options adopted in the calculation is 3 years, in accordance with the grant series and the corresponding grace periods.

d. form of determination of the expected volatility

For the calculation of the expected volatility, the Company uses the standard deviation of the natural logarithms of historical daily changes in the price of the shares issued by the Company, in accordance with the effectiveness period of the stock options.

e. if any other characteristic of the stock option was incorporated in the measurement of its fair value

88

The Company understands that there are no other additional characteristics to be informed in this item. All material characteristics related to the Stock Option Plan and Compensation Plan are described and considered in this item, as well as in the previous items.

89

8.13. Inform the number of shares, membership interest (cotas) and other securities convertible into shares or membership interest (cotas) issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, that are held by members of the board of directors, statutory board of executive officers or fiscal council, grouped by body

  Shares or membership interest (cotas) directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control in February 28, 2023:

Company

Board of Directors	62,110 common shares
Board of Executive Officers	9,871 common shares
Fiscal Council	Not applicable
90

8.14. In regard to the pension plans in effect granted to the members of the board of directors and statutory executive officers, provide the following information in a table:

a. body

b. total number of members

c. number of paid members

d. name of the plan

e. number of members of management who meet the conditions to retire

f. conditions for early retirement

g. updated amount of accumulated contributions to the pension plan until the closing of the last fiscal year, less the portion related to contributions directly made by members of management

h. total accumulated amount of contributions made during the last fiscal year, less the portion related to the contributions made directly by members of management

i. if there is any possibility of early redemption and the relevant conditions

	Board of Directors	Statutory Board of Executive Officers
Total number of members	12	4
Number of paid members	1	3
Name of the plan	Plano de Previdência Privada do Grupo Pão de Açúcar (Private Pension Plan of the Pão de Açúcar Group), contracted with Brasilprev Seguros e Previdência S.A.	Plano de Previdência Privada do Grupo Pão de Açúcar (Private Pension Plan of the Pão de Açúcar Group), contracted with Brasilprev Seguros e Previdência S.A.
Number of members of management who meet the conditions to retire	0.00	0.00
91

Conditions for early retirement

- At least 60 years of age;

- At least 10 years of employment relationship with the Pão de Açúcar Group;

- At least 5 years of contributions to the Pension Plan; and

- Termination of the employment relationship with the Pão de Açúcar Group.

- At least 60 years of age;

- At least 10 years of employment relationship with the Pão de Açúcar Group;

- At least 5 years of contributions to the Pension Plan; and

- Termination of the employment relationship with the Pão de Açúcar Group.

Updated amount of accumulated contributions until the closing of the last fiscal year, less the portion related to contributions directly made by members of management	R$5,624,128.13
Total accumulated amount of contributions made during the last fiscal year, less the portion related to the contributions directly made by members of management	R$225,661.10
92

Possibility of early redemption and the relevant conditions

Early redemption is possible, in case of termination of the employment relationship of the beneficiary with the Company. As to the redemption of the contributions made by the Company, the balance of the reserve will be released in accordance with the following proportion:

- No redemption, if the beneficiary contributed for fewer than 4 years;

- Redemption of 50% of the balance, if the beneficiary contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if the beneficiary contributed for more than 5 years

Early redemption is possible, in case of termination of the employment relationship of the beneficiary with the Company. As to the redemption of the contributions made by the Company, the balance of the reserve will be released in accordance with the following proportion:

- No redemption, if the beneficiary contributed for fewer than 4 years;

- Redemption of 50% of the balance, if the beneficiary contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if the beneficiary contributed for more than 5 years.

Exclusively for Statutory Executive Officers, 100% of the reserve will be released at the end of the relevant office.

93

8.15. In a table, indicate, for the last 3 fiscal years, in regard to the board of directors, statutory board of executive officers and fiscal council:

a. body

b. total number of members

c. number of paid members

d. highest amount of individual compensation

e. lowest amount of individual compensation

f. average amount of individual compensation (total compensation divided by the number of paid members)

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of members	4	2.83	4.58	12	9.67	12.50	3	2.58	2
Number of paid members	4	2.83	4.58	11	8.67	11.50	3	2.58	2
Highest amount of compensation (Real)	15,775,839.84	9,329,083.17	14,329,313.53	43,161,131.79	25,722,978.79	65,944,593.42	156,000	156,000.00	99,666.67
Lowest amount of compensation (Real)	4,989,097.98	911,422.79	819,045.67	224,640	53,005.79	216,000.00	138,000	46,000.00	88,166.67
Average amount of compensation (Real)	6,324,976.27	5,451,258.16	11,682,744.25	5,422,791.60	2,634,488.01	5,520,932.80	144,000	97,877.78	97,877.78

94

Notes

Statutory Board of Executive Officers
12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for less than 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

Board of Directors
95

12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for less than 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

Fiscal Council
12/31/2022

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

96

12/31/2021

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

12/31/2020

*The highest annual individual compensation of each body was received by members who performed their functions in the Company for 12 months.

**For the assessment of the lowest annual individual compensation of each body, members who held their titles for fewer than 12 months were not taken into account.

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8.16. Describe the contractual arrangements, insurance policies or other instruments that structure the compensation or indemnification mechanisms for the members of management in case of removal from office or retirement, indicating the financial consequences for the issuer

At the Annual and Extraordinary Shareholders’ Meeting of the Company held on April 28, 2021, shareholders approved the amendment to the bylaws of the Company, to include an article expressly providing for the possibility of the Company entering into indemnity agreements with members of management, upon the prior approval of the Board of Directors, and provided that the minimum parameters set forth in the Bylaws are complied with.

On May 31, 2022, at the meeting of the Board of Directors of the Company, directors approved an indemnity policy providing for the general conditions of the indemnity commitments that may be entered into by the Company and members of management, including a standard draft of the indemnity agreement attached thereto.

The objective of the indemnity agreement is to indemnify and hold harmless the members of management, statutory committees and fiscal council, as well as other employees who hold management titles or perform management functions at the Company or its subsidiaries (“Beneficiaries”), in the event of any damage or loss effectively incurred by these individuals due to the regular performance of their functions. This indemnification is supplementary and is only payable after the use of the D&O insurance coverage.

Each Beneficiary must enter into the relevant indemnity agreement with the Company, and the indemnity commitment is subject to the maximum limit set forth in each agreement. Furthermore, the indemnity obligations do not include acts that have been practiced by any Beneficiary in disagreement with applicable law, the bylaws and the policies and codes of the Company, as well as in disagreement and/or non-compliance with the duties of members of management.

The full indemnity policy, as well as the indemnity agreement form attached thereto, is available at the website of the CVM and the IR website of the Company.

98

8.17. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the percentage of total compensation of each body recognized in the result of the issuer related to the members of the board of directors, statutory board of executive officers or fiscal council who are related parties to direct or indirect controlling shareholders, as defined by the accounting standards that provide for this matter

Body	Current fiscal year (2023)	Fiscal year 2022	Fiscal year 2021	Fiscal year 2020
Statutory Board of Executive Officers	0.00%	0.00%	0.00%	0.00%
Board of Directors	10.21%	4.38%	7.06%	3.70%
Fiscal Council	0.00%	0.00%	0.00%	0.00%

99

8.18. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the amounts recognized in the result of the issuer as compensation of members of the board of directors, statutory board of executive officers or fiscal council, grouped by body, for any reason other than the title they hold, for example, commissions and consulting or advisory services provided

In the fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022, no compensation was paid to the members of the board of directors, statutory board of executive officers or fiscal council for any reason other than the title they held in the management bodies of the Company.

Similarly, for the current fiscal year (2023), the Company does not expect to pay compensation to members of management for any reason other than the title they hold.

100

8.19. In regard to the last 3 fiscal years, and as expected for the current fiscal year, indicate the amounts recognized in the result of direct and indirect controlling shareholders, companies under common control and controlled companies of the issuer, including compensation of members of the board of directors, statutory board of executive officers or fiscal council of the issuer, grouped by body, specifying at which title these amounts were attributed to these individuals

In the fiscal year ended on December 31, 2022, there were no compensation amounts for members of the board of directors, statutory board or fiscal council recognized in the results of direct or indirect controlling shareholders of companies under common control and of the Company's subsidiaries.

Likewise, there is no forecast, for the current fiscal year (2023), that remuneration amounts for members of the board of directors will be recognized in the financial statements of direct or indirect controllers, companies under common control and subsidiaries of the Company, statutory board or fiscal council.

In relation to the fiscal years ended on December 31, 2021 and 2020, certain amounts of remuneration attributed according to the position held (as per the tables below) were recognized in the results of Sendas Distribuidora S.A., at the time controlled by the Company, and also in the results of Company, by consolidation. Therefore, such amounts are reflected in the remuneration informed in item 8.2 of this Reference Form.

Fiscal year ended 12.31.2021 – compensation received for the performance of the title at the issuer
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0.00	0.00	0.00	0.00
Controlled companies of the issuer	0.00	8,047,481.32	0.00	8,047,481.32
Companies under common control	0.00	0.00	0.00	0.00
101

Fiscal year ended 12.31.2020 – compensation received for the performance of the title at the issuer
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	0.00	0.00	0.00	0.00
Controlled companies of the issuer	0.00	14,329,313.53	0.00	14,329,313.53
Companies under common control	0.00	0.00	0.00	0.00
102

8.20. Provide other information that the issuer deems material

The Company does not have other material information in addition to that already provided in this Chapter 8.

103

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 26, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.